UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13G


       Under the Securities Exchange Act of 1934

                  (Amendment No. 7)*


           Southern Electronics Corporation
                   (Name of Issuer)

             Common Stock, $.01 par value
            (Title of Class of Securities)

                      842811 10 1
                    (CUSIP Number)


Check the following box if a fee is being paid with this statement
 . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         13G
CUSIP NO.  842811  10  1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SED Associates, a Georgia general partnership
     (See Item 6)
     58-1701459

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)
                                          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5     SOLE VOTING POWER
      758,101

6     SHARED VOTING POWER
      0

7     SOLE DISPOSITIVE POWER
      758,101

8     SHARED DISPOSITIVE POWER
      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      758,101

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

      SHARES

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      10.1%

12    TYPE OF REPORTING PERSON
      PN

Item 1(a). Name of Issuer:

  Southern Electronics Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

  4916 North Royal Atlanta Drive
  Atlanta, Georgia  30085

Item 2(a). Name of Person Filing:

  SED Associates, a Georgia general partnership

Item 2(b). Address of Principal Business Office or, if None,
Residence:
  4916 North Royal Atlanta Drive
  Atlanta, Georgia  30085

Item 2(c). Citizenship:

  Georgia

Item 2(d). Title of Class of Securities:

        Common Stock, $.01 par value

Item 2(e). CUSIP Number:

        842811 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Inapplicable

Item 4. Ownership:

        (a)    Amount beneficially owned:  758,101*

        (b)    Percent of class:  10.1%

        (c)    Number of shares as to which such person has

               (i)     sole power to vote or direct the vote:
                       758,101*

               (ii)    shared power to vote or direct the vote:  0

               (iii)   sole power to dispose or to direct the
                       disposition of:  758,101*

               (iv)    shared power to dispose or direct the
                       disposition of:  0

                       *   See Item 6

Item 5. Ownership of Five Percent or Less of a Class:

        Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person:

        SED Associates is a Georgia general partnership. The following table identifies the general partners of the reporting person and the approximate partnership interest held by each.


                               Name of General Partner


                               Gerald Diamond (1)


                               Trust FBO Julie Diamond (2)


                               Mark Diamond (2)


                               ZS Partners (3)


(1)     Managing Partner of SED Associates.  Gerald Diamond has a
        96.7% partnership interest in SED Associates, but exercises voting and investment power over all of the shares held by the partnership as Managing Partner.

(2) Mark Diamond exercises voting and investment power over a 1.63% partnership interest on his own behalf and, as trustee, over an additional 1.63% partnership interest owned by a trust for the benefit of Julie Diamond.

(3) ZS Partners is a general partnership consisting of Messrs. Michel Zaleski, Ned L. Sherwood and Thomas Epstein. ZS Partners exercises no voting or investment power with respect to the shares of Common Stock held by the reporting person; however, pursuant to the terms of the Partnership Agreement, ZS Partners is entitled to a percentage of the gain resulting from SED Associates' sale of Company common stock. Messrs. Zaleski and Sherwood share voting and investment power with respect to the shares of Common Stock owned by ZS Partners and have each filed an individual Report on Schedule 13G with respect to their beneficial ownership of the Company's Common Stock. Mr. Epstein does not exercise any voting or investment power over the shares held by ZS Partners. As a result, Mr. Epstein has not filed a Schedule 13G for the year ended December 31, 1995.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

        Inapplicable

Item 8. Identification and Classification of the Members of the
        Group:

        Inapplicable

Item 9. Notice of Dissolution of Group:

        Inapplicable

Item 10. Certification:

        Inapplicable

                                              SIGNATURE






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



                  Date:               February ___, 1996

                  Signature:   SED ASSOCIATES


                                      By:

                  Name/Title:         Gerald Diamond
                                      Managing Partner